Exhibit 99.1

New Gold Announces 24% Increase in New Afton C-zone Gold
Measured and Indicated Mineral Resources

July 7, 2014 – New Gold Inc. (“New Gold”) (TSX:NGD) and (NYSE MKT:NGD) today announces a mid-year update of the New Afton C-zone mineral resource. The C-zone is a continuation of the New Afton block cave that extends along strike and below the B-zone reserve that is currently being mined. The mid-year update builds upon the 2013 year-end C-zone mineral resource estimate and includes the results of an additional 15,143 metres of drilling in 20 core holes. The updated resource estimate will be used to evaluate the optimum extraction level depth for a potential block cave mining plan for the C-zone that could extend New Afton’s mine life. The June 2014 C-zone Measured and Indicated contained gold resource has increased by 24% and the contained copper resource by 29% when compared to year-end 2013. The increase in gold and copper was driven by the upgrading of Inferred resources into the Measured and Indicated categories through infill drilling. The C-zone Measured and Indicated gold and copper grades compare favourably to the B-zone Measured and Indicated grades of 0.65 grams per tonne gold and 0.91% copper.

New Afton C-Zone Mineral Resource Estimate

	June 2014 Mineral Resource						
	Tonnes (000s)	Gold (g/t)	Silver (g/t)	Copper (%)	Gold (Koz)	Silver (Koz)	Copper (Mlbs)
Measured	931	0.94	1.7	1.06	28	51	22
Indicated	33,941	0.76	1.9	0.86	832	2,084	646
Total Measured & Indicated	**34,872**	**0.77**	**1.9**	**0.87**	**860**	**2,135**	**668**
Inferred	**7,979**	**0.50**	**1.5**	**0.60**	**128**	**387**	**159**

	2013 Year-End Mineral Resource						
	Tonnes (000s)	Gold (g/t)	Silver (g/t)	Copper (%)	Gold (Koz)	Silver (Koz)	Copper (Mlbs)
Measured	618	0.75	1.5	0.91	15	30	12
Indicated	25,223	0.84	2.0	0.91	678	1,589	504
Total Measured & Indicated	**25,842**	**0.83**	**2.0**	**0.91**	**693**	**1,620**	**516**
Inferred	**11,288**	**0.63**	**1.7**	**0.64**	**227**	**602**	**159**

“It is exciting to see both the continued growth of New Afton’s global mineral resource as we target its deeper extensions as well as the successful conversion of Inferred resources to the Measured and Indicated categories as we confirm the continuity of mineralization within the C-zone,” stated Mark Petersen, Vice President Exploration. “With four drills currently active, we are already in the midst of the second phase of our 2014 exploration program, the results of which will be included in our 2014 year-end resource update and will form the basis for an internal preliminary economic evaluation.”

The second phase of the 2014 C-zone exploration program is focused on testing the potential to further expand and upgrade the resource classification of the C-zone mineralization as it extends laterally to the west. The second phase of drilling is scheduled to include approximately 10,000 metres of drilling in 12 holes. New Gold’s preliminary internal economic evaluation will take into account the impact of the second phase of drilling on the C-zone mineral resource and will draw upon the empirical data that was collected during New Afton’s successful construction, start-up and operation.

New Gold plans to provide the results of the C-zone resource update and preliminary economic evaluation in early 2015.

Notes to Mineral Resource Statements

1) Mineral resources are classified as Measured, Indicated and Inferred resources and are effective as of June 27, 2014 and reported based on the technical and economic parameters consistent with the methods most suitable for their potential commercial exploitation. Measured and Indicated mineral resources do not have demonstrated economic viability. Inferred mineral resources have a greater amount of uncertainty as to their existence and potential economic and legal feasibility, do not have demonstrated economic viability, and are exclusive of mineral reserves.

2) Mineral resources for New Afton are based on the following estimation parameters and are reported at a lower cut-off of 0.40% copper equivalent:

New Afton	Gold	Silver	Copper
Metal price	US$1,400 per ounce	US$24.00 per ounce	US$3.25 per pound
Metal recovery	87.7%	73.5%	86.4%
Net payable	97%	90%	96%
Refining costs	US$6.00 per ounce	US$0.50 per ounce	US$0.075 per pound

3) Additional details regarding mineral resource estimation, classification, reporting parameters, key assumptions and associated risks are provided in the company’s New Afton NI 43-101 Technical Report and Annual Information Forms which are available at www.sedar.com.

About New Gold Inc.

New Gold is an intermediate gold mining company. The company has a portfolio of four producing assets and three significant development projects. The New Afton Mine in Canada, the Mesquite Mine in the United States, the Peak Mines in Australia and the Cerro San Pedro Mine in Mexico, provide the company with its current production base. In addition, New Gold owns 100% of the Blackwater and Rainy River projects, both in Canada, as well as 30% of the El Morro project located in Chile. New Gold’s objective is to be the leading intermediate gold producer, focused on the environment and social responsibility. For further information on the company, please visit www.newgold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold’s future financial or operating performance are “forward looking”. All statements in this news release, other than statements of historical fact, which address events or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: planned activities for 2014 and 2015 related to the C-zone exploration and project evaluation; the timing, outcomes and expected completion date of such activities; the potential to block cave the C-zone and extend New Afton’s mine life; and estimation of mineral reserves and resources and the realization of such estimates.

All forward-looking statements in this news release are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Certain material assumptions regarding our forward-looking statements are discussed in this news release, New Gold’s MD&As, its Annual Information Form and its Technical Reports filed at www.sedar.com. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no signification disruptions affecting New Gold’s exploration activities; (2) political and legal developments in Canada being consistent with New Gold’s current expectations; and (3) the accuracy of New Gold’s current mineral reserve and resource estimates.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; price volatility in the spot and forward markets for commodities; fluctuations in the rates of exchange of the currencies of Canada and the United States; changes in national and local government legislation in Canada; controls, regulations and political or economic developments in Canada; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with permitting requirements; unexpected delays or costs associated with consulting and accommodating the rights of First Nations and other Aboriginal groups; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of reserves and resources; loss of key employees; actual results of current exploration; labour disputes; and defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in New Gold’s disclosure documents filed on and available at www.sedar.com.

Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources

Information concerning the properties and operations of New Gold has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this news release are Canadian mining terms as defined in the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards for Mineral Resources and Mineral Reserves adopted by CIM Council on May 10, 2014 and incorporated by reference in National Instrument 43-101 (“NI 43-101”).  While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian securities regulations, they are not defined terms under standards of the United States Securities and Exchange Commission.  As such, certain information contained in this news release concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission.

An “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility of pre-feasibility studies.  It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher confidence category.   Readers are cautioned not to assume that all or any part of an “Inferred Mineral Resource” exists or is economically or legally mineable.

Under United States standards, mineralization may not be classified as a “Reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the Reserve estimation is made.  Readers are cautioned not to assume that all or any part of the Measured or Indicated Mineral Resources that are not Mineral Reserves will ever be converted into Mineral Reserves. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

Technical Information

The scientific and technical information in this news release has been reviewed and approved by Mark A. Petersen, Vice President, Exploration of New Gold. Mr. Petersen is an AIPG Certified Professional Geologist and a “Qualified Person” under National Instrument 43-101.

For further information please contact:

Hannes Portmann
Vice President, Corporate Development
Direct: +1 (416) 324-6014
Email: info@newgold.com